FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-166711-02

Citigroup	Goldman, Sachs & Co.

THIS FREE WRITING PROSPECTUS, DATED SEPTEMBER 7, 2012
MAY BE AMENDED OR SUPPLEMENTED PRIOR TO TIME OF SALE

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including the prospectus) with the SEC (SEC File No. 333-166711) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the depositor or Citigroup Global Markets Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-877-858-5407.

Supplement to Free Writing Prospectus dated September 4, 2012

$728,147,000
(Offered Certificates)

Classes A-1, A-2, A-3, A-4 and A-AB

Citigroup Commercial Mortgage Trust 2012-GC8
As Issuing Entity

Citigroup Commercial Mortgage Securities Inc.
As Depositor

Citigroup Global Markets Realty Corp.
Goldman Sachs Mortgage Company
Natixis Real Estate Capital LLC
As Sponsors

Citigroup Global Markets Inc.
Goldman, Sachs & Co.
As Co-Lead Managers and Joint Bookrunners

Natixis Securities Americas LLC
RBS Securities Inc.
As Co-Managers

Commercial Mortgage Pass-Through Certificates, Series 2012-GC8

THE INFORMATION IN THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Citigroup	Goldman, Sachs & Co.

IMPORTANT NOTICE REGARDING THE CERTIFICATES

THE CERTIFICATES REFERRED TO IN THESE MATERIALS ARE SUBJECT TO MODIFICATION OR REVISION (INCLUDING THE POSSIBILITY THAT ONE OR MORE CLASSES OF CERTIFICATES MAY BE SPLIT, COMBINED OR ELIMINATED AT ANY TIME PRIOR TO ISSUANCE OR AVAILABILITY OF A FINAL PROSPECTUS SUPPLEMENT) AND ARE OFFERED ON A “WHEN, AS AND IF ISSUED” BASIS. PROSPECTIVE INVESTORS SHOULD UNDERSTAND THAT, WHEN CONSIDERING THE PURCHASE OF THESE SECURITIES, A CONTRACT OF SALE WILL COME INTO BEING NO SOONER THAN THE DATE ON WHICH THE RELEVANT CLASS OF CERTIFICATES HAS BEEN PRICED AND THE UNDERWRITERS HAVE CONFIRMED THE ALLOCATION OF CERTIFICATES TO BE MADE TO INVESTORS; ANY “INDICATIONS OF INTEREST” EXPRESSED BY ANY PROSPECTIVE INVESTOR, AND ANY “SOFT CIRCLES” GENERATED BY THE UNDERWRITERS, WILL NOT CREATE BINDING CONTRACTUAL OBLIGATIONS FOR SUCH PROSPECTIVE INVESTORS, ON THE ONE HAND, OR THE UNDERWRITERS, THE DEPOSITOR OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES, ON THE OTHER HAND.

AS A RESULT OF THE FOREGOING, A PROSPECTIVE INVESTOR MAY COMMIT TO PURCHASE CERTIFICATES THAT HAVE CHARACTERISTICS THAT MAY CHANGE, AND EACH PROSPECTIVE INVESTOR IS ADVISED THAT ALL OR A PORTION OF THE CERTIFICATES REFERRED TO IN THESE MATERIALS MAY BE ISSUED WITHOUT ALL OR CERTAIN OF THE CHARACTERISTICS DESCRIBED IN THESE MATERIALS. THE UNDERWRITERS’ OBLIGATION TO SELL CERTIFICATES TO ANY PROSPECTIVE INVESTOR IS CONDITIONED ON THE CERTIFICATES AND THE TRANSACTION HAVING THE CHARACTERISTICS DESCRIBED IN THESE MATERIALS. IF THE UNDERWRITERS DETERMINE THAT A CONDITION IS NOT SATISFIED IN ANY MATERIAL RESPECT, SUCH PROSPECTIVE INVESTOR WILL BE NOTIFIED, AND NEITHER THE DEPOSITOR NOR THE UNDERWRITERS WILL HAVE ANY OBLIGATION TO SUCH PROSPECTIVE INVESTOR TO DELIVER ANY PORTION OF THE CERTIFICATES WHICH SUCH PROSPECTIVE INVESTOR HAS COMMITTED TO PURCHASE, AND THERE WILL BE NO LIABILITY BETWEEN THE UNDERWRITERS, THE DEPOSITOR OR ANY OF THEIR RESPECTIVE AGENTS OR AFFILIATES, ON THE ONE HAND, AND SUCH PROSPECTIVE INVESTOR, ON THE OTHER HAND, AS A CONSEQUENCE OF THE NON-DELIVERY.

EACH PROSPECTIVE INVESTOR HAS REQUESTED THAT THE UNDERWRITERS PROVIDE TO SUCH PROSPECTIVE INVESTOR INFORMATION IN CONNECTION WITH SUCH PROSPECTIVE INVESTOR’S CONSIDERATION OF THE PURCHASE OF THE CERTIFICATES DESCRIBED IN THESE MATERIALS. THESE MATERIALS ARE BEING PROVIDED TO EACH PROSPECTIVE INVESTOR FOR INFORMATIVE PURPOSES ONLY IN RESPONSE TO SUCH PROSPECTIVE INVESTOR’S SPECIFIC REQUEST. THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE UNDERWRITERS AND/OR THEIR AFFILIATES OR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY SECURITY OR CONTRACT DISCUSSED IN THESE MATERIALS.

THE INFORMATION CONTAINED HEREIN SUPERSEDES ANY PREVIOUS SUCH INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR AND WILL BE SUPERSEDED BY INFORMATION DELIVERED TO SUCH PROSPECTIVE INVESTOR PRIOR TO THE TIME OF SALE.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY-GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of any email communication to which this Supplement is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential, are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

THE INFORMATION IN THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Citigroup	Goldman, Sachs & Co.

The Free Writing Prospectus dated September 4, 2012 (the “Free Writing Prospectus”) and the Structural and Collateral Term Sheet dated September 4, 2012 (the “Term Sheet”) are hereby updated as set forth below.  The information in this supplement dated September 7, 2012 (the “Supplement”) supersedes any contradictory information in the Free Writing Prospectus and the Term Sheet.  Defined terms used in this Supplement but not defined herein have the meanings given to them in the Free Writing Prospectus.  In all other respects, except as modified below, the Free Writing Prospectus and Term Sheet remain unmodified.

Structural Update

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Class X-B Certificates.  Moody’s Investors Service, Inc. (“Moody’s”) is expected to provide a securities rating for the Class X-B certificates of Ba3(sf), instead of NR.  Moody’s has informed us that the “sf” designation in the ratings represents an identifier of structured finance product ratings.  For additional information about this identifier, prospective investors can go to www.moodys.com.

Collateral Update Regarding Plains Capital Towers

1.           The fourth sentence in the penultimate bullet on page 112 under “DESCRIPTION OF THE MORTGAGE POOL—TENANT ISSUES—Lease Terminations and Expirations—Terminations” in the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following sentence:

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In addition, with respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A to this free writing prospectus as Plains Capital Towers, representing approximately 2.3% of the Initial Pool Balance, eight tenants representing approximately 24.4% in aggregate of the net rentable area at the Mortgaged Property have the right to terminate their respective leases during a specified period of time during the loan term.

2.           The information in the table labeled “Distribution of Loan Purpose” under the “COLLATERAL OVERVIEW” section in the Term Sheet and in Annex B to the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following information:

Distribution of Loan Purpose
	Number of		% of Initial
	Mortgage		Pool
Loan Purpose	Loans	Cut-off Date Balance	Balance
Refinance	35	$577,250,670	55.5%
Acquisition	17	368,610,741	35.4
Recapitalization	4	86,349,110	8.3
Acquisition/Refinance	1	8,000,000	0.8
Total	57	$1,040,210,521	100.0%

3.           The information under the table labeled “Sources and Uses” set forth under “—PLAINS CAPITAL TOWERS” in the Term Sheet and in Annex B to the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following information:

Sources and Uses
Sources	$	%	Uses	$	%
Loan Amount	$24,000,000	93.2%	Recapitalization(5)	$20,000,000	77.7%
New Cash Contribution(4)	1,740,234	6.8	Investor Buyout(6)	1,995,000	7.8
			Reserves	2,900,654	11.3
			Closing Costs	844,579	3.3
Total Sources	$25,740,234	100.0%	Total Uses	$25,740,234	100.0%

(1)	Appraised Value includes $430,000 in excess land value. See “—Appraisal” below.
(2)	TI/LC reserve capped at $1,000,000.
(3)	Other reserves include a deferred maintenance reserve ($900,378), unfunded obligations reserve ($892,480) and a 2013 rollover reserve ($600,000). See”—Escrows” below.
(4)	New Cash Contribution was funded with excess reserve funds held by the owners (or one of their subsidiaries).
(5)	The Plains Capital Towers Property was unencumbered at time of origination. Funds were used for distributions to certain indirect owners of borrower as a return of net capital.
(6)
Funds were used for distribution of net capital to the remaining indirect owners of the Plains Capital Towers Property, who now no longer have any direct or indirect ownership interest in the Plains Capital Towers Property.

THE INFORMATION IN THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Citigroup	Goldman, Sachs & Co.

4.           The final sentence of the first paragraph under the heading labeled “The Mortgage Loan” set forth under “—PLAINS CAPITAL TOWERS” in the Term Sheet and in Annex B to the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following sentence:

■	The proceeds of the Plains Capital Towers Loan were used to recapitalize the Plains Capital Towers Property.

5.           The information in the table labeled “Ten Largest Tenants Based on Underwritten Base Rent” under the heading labeled “The Mortgaged Property” set forth under “—PLAINS CAPITAL TOWERS” in the Term Sheet and in Annex B to the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following information:

The following table presents certain information relating to the tenants at the Plains Capital Towers Property:

Ten Largest Tenants Based on Underwritten Base Rent

Tenant Name	Credit Rating (Fitch/MIS/S&P)(1)	Tenant GLA	% of GLA	UW Base Rent	% of Total UW Base Rent	UW Base Rent $ per SF	Lease Expiration	Renewal / Extension Options
Lockheed Martin	A- / Baa1 / A-	38,214	9.0%	$668,745	10.0%	$17.50	12/31/2013	NA
BAE Systems(2)	BBB+ / Baa2 / BBB+	37,511	8.8	642,719	9.6	17.13	(3)	NA
Apex Capital Corp(4)	NR / NR / NR	28,844	6.8	510,498	7.6	17.70	12/31/2021	NA
Leprechaun, LLC(5)	NR / NR / NR	20,360	4.8	366,480	5.5	18.00	1/31/2020	NA
Taylor, Olson, Adkins, Sralla	NR / NR / NR	20,080	4.7	341,360	5.1	17.00	11/30/2014	NA
LIFO Systems	NR / NR / NR	12,123	2.9	254,583	3.8	21.00	11/30/2013	NA
TL Judd & Vural, P.L.L.C.(6)	NR / NR / NR	13,777	3.2	247,986	3.7	18.00	4/30/2016	NA
Alice L. Whitten Standing Chapter	NR / NR / NR	13,710	3.2	236,498	3.5	17.25	1/31/2015	NA
Plains Capital Bank(7)	NR / NR / NR	10,798	2.5	232,157	3.5	21.50	2/28/2014	NA
Office of the Attorney General	NR / NR / NR	14,095	3.3	229,733	3.4	16.30	12/31/2015	NA
Ten Largest Tenants		209,512	49.3%	$3,730,757	55.8%	$17.81
Remaining Tenants		173,822	40.9	2,956,814	44.2	17.01
Vacant		41,706	9.8	0	0.0	0.00
Total / Wtd. Avg. All Owned Tenants		425,040	100.0%	$6,687,571	100.0%	$17.45

(1)	Certain ratings are those of the parent company whether or not the parent guarantees the lease.
(2)
BAE Systems has a one-time early termination option on the 31,716 SF (expiring on 8/31/2017) beginning in August 2015 subject to 270 days notice and payment of 3 months base rent and unamortized leasing commissions.

(3)	BAE Systems has 31,716 SF (base rent of $17.25 per SF) expiring on 8/31/2017 and 5,795 SF (base rent of $16.50 per SF) expiring on 6/30/2013.
(4)	Apex Capital Corp includes 258 SF of storage space on a MTM basis and base rent of $12.00 per SF.
(5)
Leprechaun, LLC has an early termination option on the last day of April 2015 or the last day of January 2017 subject to 270 days notice and payment of unamortized tenant improvements and leasing commissions.

(6)
TL Judd & Vural, P.L.L.C. recently signed a lease amendment for an additional 3,426 SF of space, however, the tenant may terminate its lease within 150 days of April 30, 2014 upon the payment of a recapture fee equal to the sum of (a) the monthly base rent due for April 2014, and (b) unamortized tenant improvements, leasing commissions and applicable legal fees, calculated over a 5 year period beginning in December 2010.

(7)
Plains Capital Bank occupies 4,468 SF (base rent of $21.50 per SF) and subleases the remaining space to two tenants: Firefighters of Texas Benefit Services (3,727 SF, base rent of $14.50 per SF) and WDS Partners (2,603 SF, base rent of $12.45 per SF).

6.           The information under the heading labeled “The Borrower” set forth under “—PLAINS CAPITAL TOWERS” in the Term Sheet and in Annex B to the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following information:

■
The Borrower. The borrower is ARPT Western Place Owner, LLC, a single-purpose, single-asset entity. The borrower of the Plains Capital Towers Loan is indirectly owned, in part, by American Recovery Property OP, LP and Steven J. Kassin, who are also the non-recourse carveout guarantors under the Plains Capital Towers Loan (but in the case of Steven J. Kassin, only until such time that American Recovery Property OP, LP attains a liquidity of $4,000,000 and a net worth of $30,000,000).

THE INFORMATION IN THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Citigroup	Goldman, Sachs & Co.

7.           The information in the table labeled “Distribution of Loan Purpose” in Annex C to the Free Writing Prospectus is hereby deleted in its entirety and replaced with the following information:

Distribution of Loan Purpose
					Weighted			Weighted
					Average		Weighted	Average
			% of		Debt		Average	Remaining	Weighted	Weighted
	Number of		Initial	Average	Service		Mortgage	Terms to	Average	Average
	Mortgage	Cut-off Date	Pool	Cut-off Date	Coverage		Interest	Maturity	Cut-off	Maturity
Loan Purpose	Loans	Balance	Balance	Balance	Ratio		Rate	(Mos)	Date LTV	Date LTV
Refinance	35	$577,250,670	55.5%	$16,492,876	1.68	x	4.965%	115.2	63.0%	50.8%
Acquisition	17	368,610,741	35.4	$21,682,985	1.88	x	5.003%	93.6	62.7%	53.5%
Recapitalization	4	86,349,110	8.3	$21,587,277	1.52	x	4.632%	101.9	64.9%	53.0%
Acquisition/Refinance	1	8,000,000	0.8	$8,000,000	1.49	x	5.350%	120.0	67.5%	50.3%
Total	57	$1,040,210,521	100.0%	$18,249,307	1.73	x	4.954%	106.5	63.1%	51.9%

8.           The following changes have been made to certain statistical characteristics of the Plains Capital Towers mortgage loan in Annex A to the Free Writing Prospectus:

■	Loan Purpose changed from Acquisition to Recapitalization
■	Purchase Price changed from 21,995,000 to 0
■	Principal Equity Distribution changed from 0 to 20,000,000
■	Other Uses changed from 0 to 1,995,000

Update to the Pooling and Servicing Agreement

The following paragraph will be added at the end of the section entitled “THE POOLING AND SERVICING AGREEMENT--RATING AGENCY CONFIRMATIONS” in the Free Writing Prospectus:

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In addition, the Pooling and Servicing Agreement will provide that, notwithstanding the terms of the related Mortgage Loan documents, the other provisions of the Pooling and Servicing Agreement or the  related Co-Lender Agreement, with respect to any Companion Loan as to which there exists commercial mortgage-backed securities that evidence an interest in or are secured, in whole or in part, by all or a portion of such Companion Loan, if any action relating to the servicing and administration of the related Mortgage Loan, the Whole Loan, or the related Mortgaged Property requires delivery of a Rating Agency Confirmation as a condition precedent to such action pursuant to the Pooling and Servicing Agreement, then such action will also require delivery of a rating agency confirmation as a condition precedent to such action from each rating agency that was engaged by a party to the securitization of such Companion Loan to assign a rating to such Companion Loan backed commercial mortgage-backed securities.  The requirement to obtain a rating agency confirmation with respect to any Companion Loan commercial mortgage-backed securities will be subject to, and will be permitted to be waived by the Master Servicer and the Special Servicer on, the same terms and conditions applicable to obtaining Rating Agency Confirmations, as described above and in the Pooling and Servicing Agreement.

THE INFORMATION IN THIS SUPPLEMENT IS NOT COMPLETE AND MAY BE AMENDED PRIOR TO THE TIME OF SALE. THIS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.